UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Groupon, Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

399473206

(CUSIP Number)

Jan Barta

Zatecka 55/14

Prague 10100

Czech Republic

Tel:420777767773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Dusan Senkypl
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK (Bank)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,468,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,468,994
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,994
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

* The denominator is based on 29,273,806 shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Jan Barta
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK (Bank)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,468,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,468,994
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,994
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14		TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

* The denominator is based on 29,273,806 shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Pale Fire Capital SE (Czech company ID No. 04165918)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK (Bank)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,468,994
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,468,994
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,994
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14		TYPE OF REPORTING PERSON (See Instructions) OO (Other)

* The denominator is based on 29,273,806 shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

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Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc. (The „Issuer”). The principal executive offices of the Issuer are located at 600 West Chicago Avenue, Suite 400, Chicago, IL 60654, the United States.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by Dusan Senkypl, citizen of the Czech Republic, Jan Barta, citizen of the Czech Republic and Pale Fire Capital SE, a private company organized under the laws of the Czech Republic. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b) Dusan Senkypl, a natural person, is the Chairman of the Board of Pale Fire Capital SE. Dusan Senkypl is one of the two controlling persons of Pale Fire Capital SE. The address of his principal office and principal place of business is Jestrabi 493, Osnice, 252 42 Jesenice, the Czech Republic.

Jan Barta, a natural person, is the Chairman of the Supervisory Board of Pale Fire Capital SE. Jan Barta is one of the two controlling persons of Pale Fire Capital SE. The address of his principal office and principal place of business is Na bateriich 104/35, Brevnov, 162 00 Praha 6, the Czech Republic.

Pale Fire Capital SE is a private company organized under the laws of the Czech Republic. Pale Fire Capital SE is a private investment entity that seeks appreciation of its assets for the benefit of its owners. The address of Pale Fire Capital SE’s principal place of business and principal office is Zatecka 55/14, Josefov, 110 00 Prague 1, the Czech Republic.

Dusan Senkypl and Jan Barta are the only controlling persons of Pale Fire Capital SE each of them holding 39.5% of the issued share capital and voting rights in Pale Fire Capital SE (79.0% in aggregate).

The executive officers and persons controlling Pale Fire Capital SE are set forth on Exhibit 1, which is attached hereto and incorporated herein by reference. Exhibit 1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Dusan Senkypl and Jan Barta are citizens of the Czech Republic.

Item 3.	Source and Amount of Funds or Other Consideration

Pale Fire Capital SE purchased 136,405 shares of Common Stock covered by this Schedule 13D on October 26, 2021 in three open market purchases for a total purchase price of $3,087,405.61 (including brokerage commissions). Neither Dusan Senkypl nor Jan Barta bought any shares of Common Stock on October 26, 2021.

The source of the funds used by Pale Fire Capital SE to acquire shares of Common Stock to acquire shares of Common Stock reported herein and the source of the funds used by Dusan Senkypl and Jan Barta to acquire shares of Common Stock prior to October 26, 2021, are margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable margin regulations and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons trust the business model and vision of the Issuer and believe their investment in the Common Stock will be profitable.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

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Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)      See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of October 26, 2021, the Reporting Persons as a group held 1,468,994 shares of Common Stock of the Issuer covered by this Schedule 13D which represent 5.02% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

On October 26, 2021, Pale Fire Capital SE purchased 136,405 shares of Common Stock of the Issuer covered by this Schedule 13D. Prior to October 26, 2021, Pale Fire Capital SE purchased a total of 328,105 shares of Common Stock in open market transactions. As of October 26, 2021, Pale Fire Capital SE held a total of 464,510 shares of Common Stock of the Issuer covered by this Schedule 13D which represent approximately 1.6% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021. Since October 26, 2021, Pale Fire Capital SE has purchased additional 100,683 shares of Common Stock of the Issuer.

Prior to October 26, 2021, Dusan Senkypl purchased 435,303 shares of Common Stock of the Issuer covered by this Schedule 13D, which represents approximately 1.5% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021. Since October 26, 2021, Dusan Senkypl has purchased additional 64,310 shares of Common Stock of the Issuer.

Prior to October 26, 2021, Jan Barta purchased 569,181 shares of Common Stock of the Issuer covered by this Schedule 13D, which represents approximately 1.9% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021. Jan Barta has not purchased any additional shares of Common Stock of the Issuer since October 26, 2021.

All shares held by Pale Fire Capital SE may be deemed to be beneficially owned by Senkypl and Barta as the only controlling persons of Pale Fire Capital SE. Therefore, as of October 26, 2021, Pale Fire Capital SE, Dusan Senkypl and Jan Barta as a group may be deemed to beneficially own 1,468,994 shares of Common Stock, which represents approximately 5.02% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

As of the filing date of this Schedule 13D, Pale Fire Capital SE, Dusan Senkypl and Jan Barta as a group may be deemed to beneficially own 1,633,987 shares of Common Stock, which represents approximately 5.58% of the shares of Common Stock of the Issuer outstanding as of June 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 5, 2021.

(b)      See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)      Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, (i) beneficially owns any shares of Common Stock, (ii) have effected any transaction in Common Stock during the past 60 days.

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(d)      Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Reporting Persons entered into an informal understanding to exercise jointly the voting power and all other shareholders rights in respect of all shares of Common Stock of the Issuer covered by this Schedule 13D. While this understanding is not documented in writing, the Reporting Persons have agreed that they will exercise the voting power and all other shareholders rights in respect of all shares of Common Stock of the Issuer jointly.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of November 5, 2021, attached hereto as Exhibit 2, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Exhibit Description

Exhibit 1	Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Pale Fire Capital SE.
Exhibit 2	Joint Filing Agreement, dated as of November 5, 2021.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2021

DUSAN SENKYPL

By:	/s/ Dusan Senkypl

JAN BARTA

By:	/s/ Jan Barta

PALE FIRE CAPITAL SE

By:	/s/ Dusan Senkypl
Name: Dusan Senkypl
Title: Chairman of the Board

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INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
Exhibit 1	Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Pale Fire Capital SE
Exhibit 2	Joint Filing Agreement, dated as of November 5, 2021

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